1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	May 15, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS

PASSED AT THE 2013 ANNUAL GENERAL MEETING

AND

APPOINTMENT OF DIRECTORS AND SUPERVISORS

The 2013 AGM of the Company was held on 14 May 2014. All the resolutions set out in the Notice of AGM dated 28 March 2014 were duly passed.

The Company will distribute a final dividend of RMB0.02 per share (tax inclusive) for the year ended 2013 to all of the shareholders.

The annual general meeting of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) for the year 2013 (the “AGM”) was convened in the conference room of the headquarter of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (“PRC”) at 9:00 a.m. on Wednesday on 14 May 2014 and all the resolutions set out in the notice of AGM dated 28 March 2014 (“Notice of AGM”) were duly passed at the AGM. The convening of the AGM and all resolutions at the AGM were passed in compliance with the Company Law of the PRC, the relevant laws and regulations and the requirements of the articles of association of the Company (the “Articles of Association”).

I. CONVENING AND ATTENDANCE OF THE AGM

(1) Convening of the AGM

1. Time: 9:00 a.m. on 14 May 2014

2. Venue: Conference Room of the Headquarter of the Company in Zoucheng City, Shandong Province

3. Method: On site voting

4. Convened by: the board of directors of the Company (the “Board”)

5. Chairman: Mr. Li Xiyong

(2) Attendance of the AGM

There are 2,960,000,000 A shares and 1,958,400,000 H shares entitling the holders to attend and vote for or against all the resolutions at the AGM. Attendance of shareholders and their proxies at the AGM are as following:

Number of shareholders/proxies attending the AGM	9
Including: number of shareholders/proxies of domestic shares	8
number of shareholders/proxies of H shares	1
number of shares carrying voting rights represented	3,104,598,971
Including: number of shares held by holders of domestic shares	2,600,087,700
number of shares held by holders of H shares	504,511,271
Percentage (%) of shares carrying voting rights of the Company	63.12%
Including: percentage of domestic shares	52.86%
percentage of H shares	10.26%

(3) The convening of and voting at the AGM were in compliance with the Company Law of PRC and the relevant laws and regulations and the requirements of the articles of association of the Company.

(4) Six directors, four supervisors, some senior management attended the meeting. Five Directors did not attend due to work commitment.

II. RESOLUTIONS CONSIDERED AND PASSED

All resolutions set out in the Notice of 2013 Annual General Meeting of Yanzhou Coal Mining Company Limited in were considered and passed by way of poll at the AGM. (Details of the resolutions were set out in the Notice of 2013 Annual General Meeting of Yanzhou Coal Mining Company Limited dated 28 March 2014, which was published on the websites of the Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) and the Company).

Please refer to Appendix I “Statistical Table of Voting Results of 2013 Annual General Meeting of Yanzhou Coal Mining Company Limited” for details of voting; according to relevant regulatory requirements in the PRC, classified voting was required for the approval of the profit distribution of the Company for the year ended 31 December 2013, please refer to Appendix II “Statistical Table of Classified Voting Results of domestic A Shareholders for Considering and Approving the Proposed Profit Distribution of Yanzhou Coal Mining Company Limited for the Year Ended 31 December 2013”.

There were no shares entitling the holder to attend but were required to abstain from voting in favor of any resolution pursuant to Rule 13.40 of Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”) at the AGM; no shareholder was required under the Listing Rules to abstain from voting at the AGM.

III. PRESENCE OF LAWYER

Pursuant to the Listing Rules, Hong Kong Registrars Limited appointed King & Wood Mallesons (PRC)’ Beijing Office (“King & Wood”) to inspect the counting of votes at the AGM.

The Company appointed King & Wood to witness the relevant matters at the AGM. King & Wood appointed Tang Lizi and Zhang Yujiao to attend the AGM and issued a legal opinion stating that certain matters such as convening and holding of the AGM were in compliance with the requirements of the relevant laws, regulations, the Rules for the General Assemblies of Shareholders of Listed Company and the articles of association of the Company; the qualification of the attendance and the convener of the AGM, the procedures and results of voting at the AGM were valid and effective; and the resolutions passed at the AGM were valid and effective.

IV. DISTRIBUTION OF FINAL DIVIDEND

Pursuant to resolution No. 4 of the AGM and as authorized at the AGM, the Board will distribute a final dividend for the year 2013 to:

(1) holders of the Company’s domestic shares; and

(2) holders of the Company’s overseas-listed foreign invested shares (in the form of H shares) whose names appear on the H share register of members of the Company at the close of business on Wednesday, 18 June 2014.

To determine the identity of the shareholders of the Company entitled to receive the final dividend, the Company’s register of members of H shares will be closed from Friday, 13 June 2014 to Wednesday, 18 June 2014 (both days inclusive), during which period no transfer of H shares of the Company will be registered. In order to be entitled to the final dividend, H shareholders of the Company who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates with the H share registrar of the Company, Computershare Hong Kong Investor Services Limited, at Room 1712-1726, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong no later than 4:30 p.m. on Thursday, 12 June 2014.

Details of distribution of dividend:

(a) A final dividend of RMB0.02 per share (tax inclusive) shall be distributed to the shareholders entitled to such dividend.

(b) Pursuant to the Articles of Association, dividend payable to the shareholders of the Company shall be declared in Renminbi. Dividend payable to holders of the Company’s domestic shares shall be paid in Renminbi while dividend payable to holders of the Company’s H shares shall be paid in Hong Kong dollars, in which case, the following formula shall apply:

Dividend per share in RMB
Hong Kong dollar for dividend per share = (Renminbi to Hong Kong dollar)	Average closing exchange rates of RMB to Hong Kong dollar as announced by the Bank of China for the five working days prior to the announcement of payment of final dividend

For the purpose of calculating the Hong Kong dollar equivalent to the amount of dividend payable per H share of the Company, the average closing exchange rates of RMB to Hong Kong dollar as announced by the Bank of China for the five working days prior to the announcement of payment of final dividend is RMB 0.7945 = Hong Kong dollar 1.00. Accordingly, the amount of dividend which will be payable to the holders of H shares of the Company is Hong Kong dollar 0.025 per H share of the Company (tax inclusive).

(c) Withholding and payment of income tax

(i) Withholding and Payment of Enterprise Income Tax for Non-resident Enterprise Shareholders According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2013 final dividend to non-resident enterprise shareholders as appearing on the H share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

(ii) Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

The Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the individual H shareholders:

•	For individual H shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the individual H shareholders in the distribution of final dividend.

•	For individual H shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the individual H shareholders in the distribution of final dividend. If the applicable tax rate of the country (region) of domicile of individual holders as appeared on the Company’s register of members of H shares is less than 10% under tax treaty, such individual holders must submit to the H Share Registrar at or before 4:30 p.m. on Thursday, 12 June 2014 a written authorization and relevant application documents. The Company will forward such application documents to the applicable tax authorities for approval. After receiving such approval, the Company will, for and on behalf of such individual holders, effect the preferential treatments in accordance with the relevant tax treaty and pursuant to the relevant regulations promulgated by the PRC tax authorities.

•	For individual H shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

•	For individual H shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H shareholders in the distribution of final dividend.

The Company will determine the country of residence of the individual H shareholders based on the registered addresses as recorded in the Company’s register of members of H shares at the close of business on Wednesday, 18 June 2014 and will accordingly withhold and pay the individual income tax. If the actual residence of any individual H shareholder differs from the registered address, such individual H shareholder shall attend in person with relevant supporting documents to the H share registrar of the Company, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong before the close of business on Thursday, 12 June 2014 to prove his/her residence status. If the individual H shareholders fail to provide the relevant supporting documents to the H Share registrar within the time period stated above, the Company will determine the country of residence of the individual H shareholders based on the recorded registered addresses at the close of business on Wednesday, 18 June 2014.

The Company assumes no liability whatsoever in respect of any claims arising from any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

Shareholders’ attention should be drawn to the contents of this announcement. The Company recommends individual H shareholders, who have any questions on the above, to consult their taxation advisors for advice on the PRC, Hong Kong and other tax implications with respect to their holding and disposing of H shares of the Company.

(d) The Company will appoint Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay the Receiving Agent the final dividend declared in respect of the Company’s H shares, which will be held on trust pending payment to the holders of such shares. Such final dividend will be paid by the Receiving Agent on or before 11 July 2014 and will be dispatched by Hong Kong Registrars Limited to the holders of H shares of the Company who are entitled to receive the same by ordinary post at the risk of the holders of H shares of the Company.

(e) Details regarding the distribution of dividend for holders of the Company’s domestic shares will be announced separately in the PRC.

V. Appointment of Directors and Supervisors

The Board further announces that: (i) Mr. Yin Mingde, Mr. Wu Xiangqian, Mr. Wang Lijie, Mr. Jia Shaohua and Mr. Jiang Qingquan were appointed as directors of the sixth session of the Board; Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wang Xiaojun and Mr. Xue Youzhi were reappointed as directors of the sixth session of the Board; and (2) Mr. Shi Xuerang, Mr. Gu Shisheng, Mr. Guo Jun and Mr. Chen Zhongyi were appointed as supervisors of the sixth session of the supervisory committee of the Company (the “Supervisory Committee”); Mr. Zhang Shengdong and Ms. Zhen Ailan were reappointed as supervisors of the sixth session of the Supervisory Committee. Each of the above appointment becomes effective from 14 May 2014 upon the conclusion of AGM.

As the term of directors of the fifth session of the Board expired upon the conclusion of AGM, from 14 May 2014, Mr. Zhang Yingmin, Mr. Shi Xurang, Mr. Dong Yunqing, Mr. Wang Xianzheng and Mr. Cheng Faguang cease to be directors of the Company; Mr. Dong Yunqing ceases to be the member of the Audit Committee or the Remuneration Committee of the Board; Mr. Wang Xianzheng ceases to be the member of the Audit Committee of the Board; and Mr. Cheng Faguang ceases to be the member of the Audit Committee or the Nomination Committee of the Board. Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Dongyunqing, Mr. Wang Xianzheng and Mr. Cheng Faguang confirmed that there is no disagreement between them and the Board and there is no matter relating to their resignations that needs to be brought to the attention of the shareholders of the Company (the “Shareholder”).

As the term of supervisors of the fifth session of the Supervisory Committee expired upon the conclusion of AGM, from 14 May 2014, Mr. Wei Huanmin and Mr. Xu Bentai cease to be the supervisors of the Company. Mr. Wei Huanmin and Mr. Xu Bentai confirmed that there is no disagreement between them and the Board and there is no matter relating to their resignations that needs to be brought to the attention of the Shareholders.

Please refer to the announcement of the Company dated 12 March 2014 for the biographical details of each directors and supervisors.

The Company further announces that, according to the resolutions passed at the first meeting of the sixth session of the Supervisory Committee, Mr. Shi Xuerang was appointed as the chairman of the Supervisory Committee and Mr. Zhang Shengdong was appointed as the vice chairman of the Supervisory Committee.

Please refer to the announcement of the Company dated 14 May 2014 in relation to the resolutions passed by the Board and the Supervisory Committee for further details of the sixth session of the Board and Supervisory Committee.

VI. DOCUMENTS FOR INSPECTION

1. Resolutions of the 2013 Annual General Meeting confirmed by the directors, supervisors, inspectors and meeting recorders with their signatures; and

2. Legal Opinion of King & Wood in relation to the 2013 Annual General Meeting of Yanzhou Coal Mining Company Limited.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Xiyong
Chairman of the Board

Zoucheng, Shandong Province, the PRC

14 May 2014

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Li Jie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Appendix I:

Yanzhou Coal Mining Company Limited

Statistical Table of Voting Results of 2013 Annual General Meeting

Poll Results Table of 2013 Annual General Meeting of Yanzhou Coal Mining Company Limited

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain			Passed or Not
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
As Ordinary Resolutions
1	Approved the working report of the Board of the Company for the year ended 31 December 2013	3,104,598,971	Total	3,103,542,780	99.966%	Total	313,850	0.010%	Total	742,341	0.024%	Yes

			A Shares	2,600,021,700	83.747%	A Shares	0	0.000%	A Shares	66,000	0.002%
			H Shares	503,521,080	16.219%	H Shares	313,850	0.010%	H Shares	676,341	0.022%
2	Approved the working report of the supervisor committee of the Company for the year ended 31 December 2013	3,104,598,971	Total	3,103,534,010	99.966%	Total	308,870	0.010%	Total	756,091	0.024%	Yes

			A Shares	2,600,017,100	83.747%	A Shares	0	0.000%	A Shares	70,600	0.002%
			H Shares	503,516,910	16.218%	H Shares	308,870	0.010%	H Shares	685,491	0.022%
3	Approved the audited financial statements of the Company and its subsidiaries for the year ended 31 December 2013	3,104,598,971	Total	3,103,477,490	99.964%	Total	312,590	0.010%	Total	808,891	0.026%	Yes

			A Shares	2,600,017,100	83.747%	A Shares	0	0.000%	A Shares	70,600	0.002%
			H Shares	503,460,390	16.217%	H Shares	312,590	0.010%	H Shares	738,291	0.024%

4	Approved the proposed profit distribution plan of the Company for the year	3,104,598,971	Total	3,103,495,991	99.964%	Total	357,078	0.012%	Total	745,902	0.024%	Yes

			A Shares	2,600,017,100	83.747%	A Shares	0	0.000%	A Shares	70,600	0.002%
			H Shares	503,478,891	16.217%	H Shares	357,078	0.012%	H Shares	675,302	0.022%
5	Approved the remuneration of the directors and supervisors of the Company for the year 2014	3,104,598,971	Total	3,103,197,979	99.955%	Total	546,700	0.018%	Total	854,292	0.028%	Yes

			A Shares	2,600,017,100	83.747%	A Shares	0	0.000%	A Shares	70,600	0.002%
			H Shares	503,180,879	16.208%	H Shares	546,700	0.018%	H Shares	783,692	0.025%
6	Approved the “Proposal in relation to the renewal of the liability insurance of directors, supervisors and senior officers”	3,104,598,971	Total	3,103,348,574	99.960%	Total	411,496	0.013%	Total	838,901	0.027%	Yes

			A Shares	2,600,017,100	83.747%	A Shares	0	0.000%	A Shares	70,600	0.002%
			H Shares	503,331,474	16.212%	H Shares	411,496	0.013%	H Shares	768,301	0.025%
7	Approved the “Proposal in relation to the reappointment of external auditing firm and determine their remuneration for the year 2014”	3,104,598,971	Total	3,093,580,888	99.645%	Total	2,095,982	0.068%	Total	8,922,101	0.287%	Yes

			A Shares	2,600,017,100	83.747%	A Shares	0	0.000%	A Shares	70,600	0.002%
			H Shares	493,563,788	15.898%	H Shares	2,095,982	0.068%	H Shares	8,851,501	0.285%
8	Approve the revision of annual cap of continuing connected transactions for the year 2014	504,598,971	Total	323,437,874	64.098%	Total	364,356	0.072%	Total	180,796,741	35.830%	Yes

			A Shares	17,100	0.003%	A Shares	0	0.000%	A Shares	70,600	0.014%
			H Shares	323,420,774	64.095%	H Shares	364,356	0.072%	H Shares	180,726,141	35.816%

9

Election of dependent directors of the sixth session of the Board, for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of dependent directors of the seventh session of the Board

9.1	Election of Mr. Li Xiyong as dependent director of the sixth session of the Board of the Company	3,104,522,871	Total	3,055,637,235	98.425%	Total	0	0.000%	Total	48,885,636	1.575%	Yes

			A Shares	2,600,011,600	83.749%	A Shares	0	0.000%	A Shares	0	0.000%
			H Shares	455,625,635	14.676%	H Shares	0	0.000%	H Shares	48,885,636	1.575%
9.2	Election of Mr. Zhang Xinwen as dependent director of the sixth session of the Board of the Company	3,104,522,871	Total	3,100,219,960	99.861%	Total	0	0.000%	Total	4,302,911	0.139%	Yes

			A Shares	2,600,011,600	83.749%	A Shares	0	0.000%	A Shares	0	0.000%
			H Shares	500,208,360	16.112%	H Shares	0	0.000%	H Shares	4,302,911	0.139%
9.3	Election of Mr. Yin Mingde as dependent director of the sixth session of the Board of the Company	3,104,522,871	Total	3,100,222,680	99.861%	Total	0	0.000%	Total	4,300,191	0.139%	Yes

			A Shares	2,600,011,600	83.749%	A Shares	0	0.000%	A Shares	0	0.000%
			H Shares	500,211,080	16.112%	H Shares	0	0.000%	H Shares	4,300,191	0.139%
9.4	Election of Mr. Wu Yuxiang as dependent director of the sixth session of the Board of the Company	3,104,522,871	Total	3,100,222,680	99.861%	Total	0	0.000%	Total	4,300,191	0.139%	Yes

			A Shares	2,600,011,600	83.749%	A Shares	0	0.000%	A Shares	0	0.000%
			H Shares	500,211,080	16.112%	H Shares	0	0.000%	H Shares	4,300,191	0.139%
9.5	Election of Mr. Zhang Baocai as dependent director of the sixth session of the Board of the Company	3,104,522,871	Total	3,100,217,685	99.861%	Total	0	0.000%	Total	4,305,186	0.139%	Yes

			A Shares	2,600,011,600	83.749%	A Shares	0	0.000%	A Shares	0	0.000%
			H Shares	500,206,085	16.112%	H Shares	0	0.000%	H Shares	4,305,186	0.139%

9.6	Election of Mr. Wu Xianqian as dependent director of the sixth session of the Board of the Company	3,104,522,871	Total	3,055,923,013	98.435%	Total	0	0.000%	Total	48,599,858	1.565%	Yes

			A Shares	2,600,011,600	83.749%	A Shares	0	0.000%	A Shares	0	0.000%
			H Shares	455,911,413	14.685%	H Shares	0	0.000%	H Shares	48,599,858	1.565%
10

Election of independent directors of the sixth session of the Board, for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of independent directors of the seventh session of the Board

10.1	Election of Mr. Wang Lijie as independent director of the sixth session of the Board of the Company	3,104,522,871	Total	3,104,502,541	99.999%	Total	0	0.000%	Total	20,330	0.001%	Yes

			A Shares	2,600,011,600	83.749%	A Shares	0	0.000%	A Shares	0	0.000%
			H Shares	504,490,941	16.250%	H Shares	0	0.000%	H Shares	20,330	0.001%
10.2	Election of Mr. Jia Shaohua as independent director of the sixth session of the Board of the Company	3,104,522,871	Total	3,104,522,241	100.000%	Total	0	0.000%	Total	630	0.000%	Yes

			A Shares	2,600,011,600	83.749%	A Shares	0	0.000%	A Shares	0	0.000%
			H Shares	504,510,641	16.251%	H Shares	0	0.000%	H Shares	630	0.000%
10.3	Election of Mr. Wang Xiaojun as independent director of the sixth session of the Board of the Company	3,104,522,871	Total	3,104,052,399	99.985%	Total	0	0.000%	Total	470,472	0.015%	Yes

			A Shares	2,600,011,600	83.749%	A Shares	0	0.000%	A Shares	0	0.000%
			H Shares	504,040,799	16.236%	H Shares	0	0.000%	H Shares	470,472	0.015%

10.4	Election of Mr. Xue Youzhi as independent director of the sixth session of the Board of the Company	3,104,522,871	Total	3,104,507,869	100.000%	Total	0	0.000%	Total	15,002	0.000%	Yes

			A Shares	2,600,011,600	83.749%	A Shares	0	0.000%	A Shares	0	0.000%
			H Shares	504,496,269	16.250%	H Shares	0	0.000%	H Shares	15,002	0.000%
11

Election of the non-worker representative supervisors of the sixth session of the Board, for a term of three years commencing from the conclusion of the AGM and ending on the date of the conclusion of the general meeting for the election of the non-worker representative supervisors of the seventh session of the Board

11.1	Election of Mr. Shi Xuerang as the non-worker representative supervisors of the sixth session of the Board of the Company	3,104,522,871	Total	3,092,509,307	99.613%	Total	0	0.000%	Total	12,013,564	0.387%	Yes

			A Shares	2,600,011,600	83.749%	A Shares	0	0.000%	A Shares	0	0.000%
			H Shares	492,497,707	15.864%	H Shares	0	0.000%	H Shares	12,013,564	0.387%
11.2	Election of Mr. Zhang Shengdong as the non-worker representative supervisors of the sixth session of the Board of the Company	3,104,522,871	Total	3,102,209,399	99.925%	Total	0	0.000%	Total	2,313,472	0.075%	Yes

			A Shares	2,600,011,600	83.749%	A Shares	0	0.000%	A Shares	0	0.000%
			H Shares	502,197,799	16.176%	H Shares	0	0.000%	H Shares	2,313,472	0.075%
11.3	Election of Mr. Gu Shisheng as the non-worker representative supervisors of the sixth session of the Board of the Company	3,104,522,871	Total	3,092,515,667	99.613%	Total	0	0.000%	Total	12,007,204	0.387%	Yes

			A Shares	2,600,011,600	83.749%	A Shares	0	0.000%	A Shares	0	0.000%
			H Shares	492,504,067	15.864%	H Shares	0	0.000%	H Shares	12,007,204	0.387%

11.4	Election of Ms. Zhen Ailan as the non-worker representative supervisors of the sixth session of the Board of the Company	3,104,522,871	Total	3,102,206,399	99.925%	Total	0	0.000%	Total	2,316,472	0.075%	Yes

			A Shares	2,600,011,600	83.749%	A Shares	0	0.000%	A Shares	0	0.000%
			H Shares	502,194,799	16.176%	H Shares	0	0.000%	H Shares	2,316,472	0.075%
As Special Resolutions
12	Approve the “Proposal in relation to the amendments to the Articles of Association and the Rules of Procedure for the Board”
12.1	Approve the amendments to the Articles of Association of the Company	3,104,598,971	Total	3,103,297,624	99.958%	Total	327,825	0.011%	Total	973,522	0.031%	Yes

			A Shares	2,600,017,100	83.747%	A Shares	0	0.000%	A Shares	70,600	0.002%
			H Shares	503,280,524	16.211%	H Shares	327,825	0.011%	H Shares	902,922	0.029%
12.2	Approve the amendments to the Rules of Procedures for Shareholders’ General Meeting of the Company	3,104,598,971	Total	3,103,318,891	99.959%	Total	329,989	0.011%	Total	950,091	0.031%	Yes

			A Shares	2,600,017,100	83.747%	A Shares	0	0.000%	A Shares	70,600	0.002%
			H Shares	503,301,791	16.211%	H Shares	329,989	0.011%	H Shares	879,491	0.028%
12.3	Approve the amendments to the Rules of Procedure for the Board of the Company	3,104,598,971	Total	3,103,310,800	99.959%	Total	329,949	0.011%	Total	958,222	0.031%	Yes

			A Shares	2,600,017,100	83.747%	A Shares	0	0.000%	A Shares	70,600	0.002%
			H Shares	503,293,700	16.211%	H Shares	329,949	0.011%	H Shares	887,622	0.029%
12.4	Approve the amendments to the Rules of Procedure for Supervisory Committee Meetings of the Company	3,104,598,971	Total	3,103,326,371	99.959%	Total	280,419	0.009%	Total	992,181	0.032%	Yes

			A Shares	2,600,017,100	83.747%	A Shares	0	0.000%	A Shares	70,600	0.002%
			H Shares	503,309,271	16.212%	H Shares	280,419	0.009%	H Shares	921,581	0.030%

13	Approve the “Proposal to authorize the Company to carry out domestic and overseas Financing activities”	3,104,598,971	Total	3,103,542,090	99.966%	Total	256,820	0.008%	Total	800,061	0.026%	Yes

			A Shares	2,600,017,100	83.747%	A Shares	0	0.000%	A Shares	70,600	0.002%
			H Shares	503,524,990	16.219%	H Shares	256,820	0.008%	H Shares	729,461	0.023%
14	Approve the “Proposal for the provision of financial guarantee to the Company’s Wholly-owned subsidiaries and granting of authorization to Yancoal Australia and its subsidiaries to provide guarantees for the daily operation of the subsidiaries of Yanzhou Coal Minging Company Limited in Australia”	3,104,598,971

			Total	3,103,534,681	99.966%	Total	222,648	0.007%	Total	841,642	0.027%	Yes

			A Shares	2,600,017,100	83.747%	A Shares	0	0.000%	A Shares	70,600	0.002%
			H Shares	503,517,581	16.218%	H Shares	222,648	0.007%	H Shares	771,042	0.025%
15	Approve the “Proposal regarding the general mandate authorizing the Board to issue H Shares”	3,104,598,971	Total	2,815,364,028	90.684%	Total	288,382,241	9.289%	Total	852,702	0.027%	Yes

			A Shares	2,600,009,500	83.747%	A Shares	7,600	0.000%	A Shares	70,600	0.002%
			H Shares	215,354,528	6.937%	H Shares	288,374,641	9.289%	H Shares	782,102	0.025%
16	Approve “The Proposal regarding the grant of general mandate to the Board to repurchase H shares of the Company”	3,104,598,971	Total	3,103,313,420	99.959%	Total	431,510	0.014%	Total	854,041	0.028%	Yes

			A Shares	2,600,083,100	83.749%	A Shares	0	0.000%	A Shares	4,600	0.000%
			H Shares	503,230,320	16.209%	H Shares	431,510	0.014%	H Shares	849,441	0.027%

Appendix II:

Statistical Table of Classified Voting Results of domestic A Shareholders for Considering and Approving the Proposed Profit Distribution of Yanzhou Coal Mining Company Limited for the Year Ended 31 December 2013

Voting Sector	Affirmative votes (Shares)	Affirmative Proportion of the sector	Dissenting Votes (Shares)	Dissenting Proportion of the sector	Abstaining Votes (Shares)	Abstaining Proportion of the sector
Shareholding below 1%	17,100	19.50%	0	0	70,600	80.50%
Shareholding below 1% and market value over RMB500,000 (RMB500,000 inclusive)	0	0	0	0	0	0
Shareholding below 1% and market value below RMB500,000 (RMB500,000 inclusive)	17,100	19.50%	0	0	70,600	80.50%
Shareholding between 1%-5% (1% inclusive)	0	0	0	0	0	0
Shareholding over 5% (5% inclusive)	2,600,000,000	100%	0	0	0	0

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC